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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c) and (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

Under the Securities Exchange Act of 1934
(Amendment No. )*

Genitope Corporation

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

37229P507

(Cusip Number)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☐ Rule 13d-1 (c)

        ☒ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

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CUSIP No. 37229P507			Page 2 of 15

1.	Name of Reporting Person: Stanford C. Finney, JR.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With
5.	Sole Voting Power:
1,798,364 shares.
Stanford C. Finney, Jr. has sole voting power with regard to 1,798,364 shares of Common Stock he beneficially owns which includes: (1) 101,507 shares of Common Stock beneficially owned by Rainbow Futures Partners, Ltd., of which Rainbow Trading Corporation is the general partner, of which Stanford C. Finney, Jr. is the President; (2) 313,121 shares of Common Stock beneficially owned by Rainbow Investors, of which Stanford C. Finney, Jr. is a general partner; (3) 313,803 shares of Common Stock beneficially owned by Rainbow Trading Corporation, of which Stanford C. Finney, Jr. is the President; (4) 301,758 shares of Common Stock beneficially owned by Rainbow Trading Systems, Inc., of which Stanford C. Finney, Jr. is the President; (5) 89,893 shares of Common Stock beneficially owned by Rainbow Trading Venture Partners, Ltd., of which Rainbow Trading Corporation is the general partner, of which Stanford C. Finney, Jr. is the President; (6) 56,057 shares of Common Stock beneficially owned by Shinnecock Investment Partners, of which Stanford C. Finney, Jr. is a general partner; (7) 22,724 shares of Common Stock beneficially owned by Pinehurst Investment Partners, of which Stanford C. Finney, Jr. is a general partner; (8) 328,252 shares of Common Stock owned by Mr. Finney in his individual capacity; (9) a warrant to purchase Series F Preferred Stock convertible into 266,666 shares of Common Stock owned by Mr. Finney in his individual capacity; and (10) options exercisable for 4,583 shares of Common Stock owned by Mr. Finney in his individual capacity.

		6.	Shared Voting Power: 0

7.	Sole Dispositive Power:
1,798,364 shares.
Stanford C. Finney, Jr. has sole dispositive power with regard to 1,798,364 shares of Common Stock he beneficially owns which includes: (1) 101,507 shares of Common Stock beneficially owned by Rainbow Futures Partners, Ltd., of which Rainbow Trading Corporation is the general partner, of which Stanford C. Finney, Jr. is the President; (2) 313,121 shares of Common Stock beneficially owned by Rainbow Investors, of which Stanford C. Finney, Jr. is a general partner; (3) 313,803 shares of Common Stock beneficially owned by Rainbow Trading Corporation, of which Stanford C. Finney, Jr. is the President; (4) 301,758 shares of Common Stock beneficially owned by Rainbow Trading Systems, Inc., of which Stanford C. Finney, Jr. is the President; (5) 89,893 shares of Common Stock beneficially owned by Rainbow Trading Venture Partners, Ltd., of which Rainbow Trading Corporation is the general partner, of which Stanford C. Finney, Jr. is the President; (6) 56,057 shares of Common Stock beneficially owned by Shinnecock Investment Partners, of which Stanford C. Finney, Jr. is a general partner; (7) 22,724 shares of Common Stock beneficially owned by Pinehurst Investment Partners, of which Stanford C. Finney, Jr. is a general partner; (8) 328,252 shares of Common Stock owned by Mr. Finney in his individual capacity; (9) a warrant to purchase Series F Preferred Stock convertible into 266,666 shares of Common Stock owned by Mr. Finney in his individual capacity; and (10) options exercisable for 4,583 shares of Common Stock owned by Mr. Finney in his individual capacity.

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person:
1,798,364 shares.
Stanford C. Finney, Jr. is the beneficial owner of 1,798,364 shares of Common Stock which includes: (1) 101,507 shares of Common Stock beneficially owned by Rainbow Futures Partners, Ltd., of which Rainbow Trading Corporation is the general partner, of which Stanford C. Finney Jr. is the President; (2) 313,121 shares of Common Stock beneficially owned by Rainbow Investors, of which Stanford C. Finney, Jr. is a general partner; (3) 313,803 shares of Common Stock beneficially owned by Rainbow Trading Corporation, of which Stanford C. Finney, Jr. is the President; (4) 301,758 shares of Common Stock beneficially owned by Rainbow Trading Systems, Inc., of which Stanford C. Finney, Jr. is the President; (5) 89,893 shares of Common Stock beneficially owned by Rainbow Trading Venture Partners, Ltd., of which Rainbow Trading Corporation is the general partner, of which Stanford C. Finney, Jr. is the President; (6) 56,057 shares of Common Stock beneficially owned by Shinnecock Investment Partners, of which Stanford C. Finney, Jr. is a general partner; (7) 22,724 shares of Common Stock beneficially owned by Pinehurst Investment Partners, of which Stanford C. Finney, Jr. is a general partner; (8) 328,252 shares of Common Stock owned by Mr. Finney in his individual capacity; (9) a warrant to purchase Series F Preferred Stock convertible into 266,666 shares of Common Stock owned by Mr. Finney in his individual capacity; and (10) options exercisable for 4,583 shares of Common Stock owned by Mr. Finney in his individual capacity.

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9):
10.5% of the total of (i) the 16,819,501 shares of Common Stock outstanding on December 31, 2003, and (ii) any shares of common stock which Stanford J. Finney, Jr. has the right to acquire within 60 days upon the exercise of options or warrants or conversion of convertible securities.

12.	Type of Reporting Person: IN

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CUSIP No. 37229P507			Page 3 of 15

1.	Name of Reporting Person: Rainbow Futures Partners, Ltd.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Texas

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 101,507 shares. Rainbow Futures Partners, Ltd. has sole voting power with regard to 101,507 shares of Common Stock it beneficially owns.

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 101,507 shares. Rainbow Futures Partners, Ltd. has sole dispositive power with regard to 101,507 shares of Common Stock it beneficially owns.

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 101,507 shares. Rainbow Futures Partners, Ltd. beneficially owns 101,507 shares of Common Stock.

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 0.6% of the 16,819,501 shares of Common Stock Outstanding on December 31, 2003.

12.	Type of Reporting Person: PN

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CUSIP No. 37229P507			Page 4 of 15

1.	Name of Reporting Person: Rainbow Investors		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Texas

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 313,121 shares. Rainbow Investors has sole voting power with regard to 313,121 shares of Common Stock it beneficially owns.

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 313,121 shares. Rainbow Investors has sole dispositive power with regard to 313,121 shares of Common Stock it beneficially owns.

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 313,121 shares. Rainbow Investors beneficially owns 313,121 shares of Common Stock.

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 1.9% of the 16,819,501 shares of Common Stock Outstanding on December 31, 2003.

12.	Type of Reporting Person: PN

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CUSIP No. 37229P507			Page 5 of 15

1.	Name of Reporting Person: Rainbow Trading Corporation		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Texas

Number of Shares Beneficially Owned by Each Reporting Person With
5.	Sole Voting Power:
505,203 shares
Rainbow Trading Corporation has sole voting power with regard to 505,203 shares of Common Stock it beneficially owns which includes: (1) 101,507 shares of Common Stock beneficially owned by Rainbow Futures partners, Ltd., of which Rainbow Trading Corporation is the general partner; 89,893 shares of Common Stock beneficially owned by Rainbow Trading Venture Partners, Ltd., of which Rainbow Trading Corporation is the general partner; and 313,803 shares of Common Stock which it owns directly.

		6.	Shared Voting Power: 0

7.	Sole Dispositive Power:
505,203 shares
Rainbow Trading Corporation has sole dispositive power with regard to 505,203 shares of Common Stock it beneficially owns which includes: (1) 101,507 shares of Common Stock beneficially owned by Rainbow Futures partners, Ltd., of which Rainbow Trading Corporation is the general partner; 89,893 shares of Common Stock beneficially owned by Rainbow Trading Venture Partners, Ltd., of which Rainbow Trading Corporation is the general partner; and 313,803 shares of Common Stock which it owns directly.

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person:
505,203 shares
Rainbow Trading Corporation beneficially owns 505,203 shares of Common Stock which includes: (1) 101,507 shares of Common Stock beneficially owned by Rainbow Futures partners, Ltd., of which Rainbow Trading Corporation is the general partner; 89,893 shares of Common Stock beneficially owned by Rainbow Trading Venture Partners, Ltd., of which Rainbow Trading Corporation is the general partner; and 313,803 shares of Common Stock which it owns directly.

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 3.0% of the 16,819,501 shares of Common Stock Outstanding on December 31, 2003.

12.	Type of Reporting Person: CO

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CUSIP No. 37229P507			Page 6 of 15

1.	Name of Reporting Person: Rainbow Trading Systems, Inc		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Texas

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 301,758 shares. Rainbow Trading Systems, Inc. has sole voting power with regard to 301,758 shares of Common Stock it beneficially owns.

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 301,758 shares. Rainbow Trading Systems, Inc. has sole dispositive power with regard to 301,758 shares of Common Stock it beneficially owns.

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 301,758 shares. Rainbow Trading Systems, Inc. beneficially owns 301,758 shares of Common Stock.

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 1.8% of the 16,819,501 shares of Common Stock Outstanding on December 31, 2003.

12.	Type of Reporting Person: CO

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CUSIP No. 37229P507			Page 7 of 15

1.	Name of Reporting Person: Rainbow Trading Venture Partners, Ltd		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Texas

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 89,893 shares. Rainbow Trading Venture Partners, Ltd. has sole voting power with regard to 89,893 shares of Common Stock it beneficially owns.

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 89,893 shares. Rainbow Trading Venture Partners, Ltd. has sole dispositive power with regard to 89,893 shares of Common Stock it beneficially owns.

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 89,893 shares. Rainbow Trading Venture Partners, Ltd. beneficially owns 89,893 shares of Common Stock.

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 0.5% of the 16,819,501 shares of Common Stock Outstanding on December 31, 2003.

12.	Type of Reporting Person: PN

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CUSIP No. 37229P507			Page 8 of 15

1.	Name of Reporting Person: Shinnecock Investment Partners		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Texas

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 56,057 shares. Shinnecock Investment Partners has sole voting power with regard to 56,057 shares of Common Stock it beneficially owns.

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 56,057 shares. Shinnecock Investment Partners has sole dispositive power with regard to 56,057 shares of Common Stock it beneficially owns.

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 56,057 shares. Shinnecock Investment Partners beneficially owns 56,057 shares of Common Stock.

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 0.3% of the 16,819,501 shares of Common Stock Outstanding on December 31, 2003.

12.	Type of Reporting Person: PN

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CUSIP No. 37229P507			Page 9 of 15

1.	Name of Reporting Person: Pinehurst Investment Partners		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Texas

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 22,724 shares. Pinehurst Investment Partners has sole voting power with regard to 22,724 shares of Common Stock it beneficially owns.

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 22,724 shares. Pinehurst Investment Partners has sole dispositive power with regard to 22,724 shares of Common Stock it beneficially owns.

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 22,724 shares. Pinehurst Investment Partners beneficially owns 22,724 shares of Common Stock.

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 0.1% of the 16,819,501 shares of Common Stock Outstanding on December 31, 2003.

12.	Type of Reporting Person: PN

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CUSIP No. 37229P507	Page 10 of 15

ITEM 1(a). NAME OF ISSUER.

     The name of the Issuer is Genitope Corporation (the “Issuer”).

ITEM 1(b). ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES.

     The Issuer’s principal executive offices are located at 525 Penobscot Drive, Redwood City, California 94063.

ITEM 2(a). NAME OF PERSON FILING.

     This statement is being filed on behalf of each of the following persons (the “Reporting Persons”):

Stanford C. Finney, Jr.,
Rainbow Futures Partners, Ltd.,
Rainbow Investors,
Rainbow Trading Corporation,
Rainbow Trading Systems, Inc.,
Rainbow Trading Venture Partners, Ltd.,
Shinnecock Investment Partners, and
Pinehurst Investment Partners.

ITEM 2(b). ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE.

     The address of the principal business office of each of the Reporting Persons is C/O Spyglass Trading LP, 8201 Preston Road, LB21 Suite 440, Dallas, TX 75225.

ITEM 2(c). CITIZENSHIP.

Stanford C. Finney, Jr. is a citizen of the United States of America.
Rainbow Futures Partners, Ltd is a Texas limited partnership.
Rainbow Investors is a Texas general partnership.
Rainbow Trading Corporation is a Texas corporation.
Rainbow Trading Systems, Inc. is a Texas corporation.
Rainbow Trading Venture Partners, Ltd is a Texas limited partnership.
Shinnecock Investment Partners is a Texas general partnership.
Pinehurst Investment Partners is a Texas general partnership.

ITEM 2(d). TITLE OF CLASS OF SECURITIES.

     This statement relates to shares of the Issuer’s Common Stock, $0.001 par value per share (the “Common Stock”) of the Issuer.

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CUSIP No. 37229P507	Page 11 of 15

ITEM 2(e). CUSIP NUMBER.

     The CUSIP number for the shares of Common Stock is 37229P507.

ITEM 3. NOT APPLICABLE.

ITEM 4. OWNERSHIP.

     (a) Amount Beneficially Owned

The description of beneficial ownership set forth in Cover Sheet Box 9 is incorporated herein by reference for the following reporting persons:

Stanford C. Finney, Jr.,
Rainbow Futures Partners, Ltd.,
Rainbow Investors,
Rainbow Trading Corporation,
Rainbow Trading Systems, Inc.,
Rainbow Trading Venture Partners, Ltd.,
Shinnecock Investment Partners, and
Pinehurst Investment Partners.

     (b) Percent of Class

The description of percent of class set forth in Cover Sheet Box 11 is incorporated herein by reference for the following reporting persons:

Stanford C. Finney, Jr.,
Rainbow Futures Partners, Ltd.,
Rainbow Investors,
Rainbow Trading Corporation,
Rainbow Trading Systems, Inc.,
Rainbow Trading Venture Partners, Ltd.,
Shinnecock Investment Partners, and
Pinehurst Investment Partners.

     (c) Number of Shares as to which such person has

(i) Sole power to vote or direct the vote

The description of the number of shares subject to sole voting power set forth in Cover Sheet Box 5 is incorporated herein by reference for the following reporting persons:

Stanford C. Finney, Jr.,

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CUSIP No. 37229P507	Page 12 of 15

Rainbow Futures Partners, Ltd.,
Rainbow Investors,
Rainbow Trading Corporation,
Rainbow Trading Systems, Inc.,
Rainbow Trading Venture Partners, Ltd.,
Shinnecock Investment Partners, and
Pinehurst Investment Partners.

(ii) Shared power to vote or to direct the vote

The description of the number of shares subject to shared voting power set forth in Cover Sheet Box 6 is incorporated herein by reference for the following reporting persons:

Stanford C. Finney, Jr.,
Rainbow Futures Partners, Ltd.,
Rainbow Investors,
Rainbow Trading Corporation,
Rainbow Trading Systems, Inc.,
Rainbow Trading Venture Partners, Ltd.,
Shinnecock Investment Partners, and
Pinehurst Investment Partners.

(iii) Sole power to dispose or direct the disposition of

The description of the number of shares subject to sole dispositive power set forth in Cover Sheet Box 7 is incorporated herein by reference for the following reporting persons:

Stanford C. Finney, Jr.,
Rainbow Futures Partners, Ltd.,
Rainbow Investors,
Rainbow Trading Corporation,
Rainbow Trading Systems, Inc.,
Rainbow Trading Venture Partners, Ltd.,
Shinnecock Investment Partners, and
Pinehurst Investment Partners.

(iv) Shared power to dispose or direct the disposition of

The description of the number of shares subject to shared dispositive power set forth in Cover Sheet Box 8 is incorporated herein by reference for the following reporting persons:

13G
CUSIP No. 37229P507	Page 13 of 15

Stanford C. Finney, Jr.,
Rainbow Futures Partners, Ltd.,
Rainbow Investors,
Rainbow Trading Corporation,
Rainbow Trading Systems, Inc.,
Rainbow Trading Venture Partners, Ltd.,
Shinnecock Investment Partners, and
Pinehurst Investment Partners.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

     Not applicable.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

     Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

     Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

     Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

     Not applicable.

ITEM 10. CERTIFICATIONS.

     By signing below each of the Reporting Persons certifies that, to the best of its or his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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CUSIP No. 37229P507	Page 14 of 15

SIGNATURE

     After reasonable inquiry and to the best of the knowledge and belief of the undersigned Reporting Persons, each of the Reporting Persons certifies that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2004	Stanford C. Finney, Jr.

/s/ STANFORD C. FINNEY, JR.

Stanford C. Finney, Jr.

Rainbow Futures Partners, Ltd.

	By:	Rainbow Trading Corporation
	Its:	General Partner

/s/ STANFORD C. FINNEY, JR.

Stanford C. Finney, Jr.
President

Rainbow Investors

/s/ STANFORD C. FINNEY, JR.

Stanford C. Finney, Jr.
General Partner

Rainbow Trading Corporation

/s/ STANFORD C. FINNEY, JR.

Stanford C. Finney, Jr.
President

Rainbow Trading Systems, Inc.

/s/ STANFORD C. FINNEY, JR.

Stanford C. Finney, Jr.
President

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CUSIP No. 37229P507	Page 15 of 15

Rainbow Trading Venture Partners, Ltd.

By:	Rainbow Trading Corporation
Its:	General Partner

/s/ STANFORD C. FINNEY, JR.

Stanford C. Finney, Jr.
President

Shinnecock Investment Partners

/s/ STANFORD C. FINNEY, JR.

Stanford C. Finney, Jr.
General Partner

Pinehurst Investment Partners

/s/ STANFORD C. FINNEY, JR.

Stanford C. Finney, Jr.
General Partner